GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03003008

SUPPL

2 January 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

JAN 13 2003

Exemption File 82-5204

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

David Pavey
Assistant Company Secretary

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

Enc.

COMPLIANCE/SEC/COR/notification of press release

GKN plc – Chief Executive

As announced on 8 August 2002, it is confirmed that Kevin Smith CBE, formerly Managing Director Aerospace, has become Chief Executive of GKN with effect from 1 January 2003. Marcus Beresford retired as Chief Executive on 31 December 2002 having reached his normal retirement date.

Also as previously announced, Neal Keating has assumed responsibility for GKN's Aerospace Services Division from 1 January 2003, having been appointed to the Board in August 2002.

G Denham
Company Secretary

2 January 2003